Exhibit 99.2

Sono Group N.V. Reports Profit of €60.6 Million and Significant Progress in First Half of 2024

Showcases Robust Development and Commitment to Sustainable Mobility Solutions

MUNICH, December 6, 2024 – The solar technology company Sono Group N.V. (OTCQB: SEVCF) (hereafter referred to as “Sono” or the “Company”, parent company to Sono Motors GmbH or “Sono Motors”) today announced its financial results for the first six months of 2024, highlighting a €60.6 million profit and its recovery following its exit from insolvency earlier this year.

Key financial highlights

●	€60.6 million profit: The profit primarily stemmed from the extinguishment of liabilities, parental guarantee reversal and recapitalization and reconsolidation of Sono Motors.

●	Operational efficiency: General and administrative expenses decreased significantly from €8.1 million in H1 2023 to €2.9 million in H1 2024, reflecting leaner operations post-restructuring.

●	Substantial reduction in development expenses: Cost of development expenses decreased by over 96% from €16.0 million in H1 2023 to €0.6 million in H1 2024, reflecting the streamlined focus on retrofitting solar technology onto third party vehicles and the discontinuation of the Sion passenger car program.

●	Strengthened cash position: The Company maintained a cash balance of €2.2 million as of June 30, 2024, which was further enhanced by receipt of the second tranche of funding from YA II PN, Ltd. (“Yorkville”) in September 2024 in the amount of €3.0 million. This funding reinforced the Company's financial stability and supported its operational growth.

Six-Month 2024 Milestone Achievements

●	Exiting insolvency: The Company’s wholly-owned subsidiary, Sono Motors, successfully exited its self-administration proceedings in February 2024, marking what the Company believes is a crucial step towards the financial and operational stability of Sono.

●	Additional funding: In H1 2024 Sono received funding commitments of up to €9 million, of which €4 million were received in February 2024 and €3 million in September 2024. Subject to compliance with the terms of the investment, the Company expects the commitments to position it to obtain sufficient funding for its business strategy and operations through June 2025.

●	Commencement of OTCQB trading: On July 2, 2024, the Company's ordinary shares began trading on OTCQB under the symbol "SEVCF," enhancing access for investors and reinforcing shareholder transparency.

Recent Updates

●	Green Innovation Award: Sono received the prestigious Green Innovation Award at the Intermobility and Bus Expo (IBE) in Rimini, Italy. The Company believes this accolade highlights the innovative and transformative nature of Sono's solar technology and reinforces its strong position in sustainable mobility solutions.

●	Partnership with Hofmeister & Meincke: Sono is leveraging Hofmeister & Meincke’s strong market presence in Germany and globally to distribute its Solar Bus Kit, Solar Kits for trucks and vans and other solar products to potential customers. A recently completed training program for 80 Hofmeister & Meincke’s sales representatives ensures they are equipped to effectively promote Sono’s innovative solutions, expanding the reach of sustainable mobility technologies.

●	Expanded product portfolio: Sono expanded its portfolio with new options for its solar bus kit, new solar kits for trucks, vans and trailers, as well as high-voltage solar solutions for refrigerated vehicles. These innovative solutions are designed to help fleet operators reduce fuel consumption, lower emissions and cut operational costs, showcasing Sono’s commitment to sustainable and versatile solar applications across various vehicle types.

●	Progress Toward Planned Nasdaq Uplisting: On November 7, 2024, at an extraordinary general meeting of shareholders, key measures to advance Sono's planned uplisting to the Nasdaq Capital Market were approved. These included appointing Owen May to the Supervisory Board, approving amendments to the Articles of Association to meet Nasdaq requirements, and authorizing preferred shares intended to enable potential future conversion of debt into equity.

●	Debt-to-Equity Conversion Term Sheet Signed: Sono has entered into a non-binding term sheet with Yorkville to convert approximately $32 million in outstanding debt into equity through the issuance of preferred shares. This initiative, pending the signing of definitive agreements, strengthens Sono’s balance sheet, reduces default risk, and marks significant progress towards the Company’s planned Nasdaq uplisting.

Looking Ahead

Managing Director, CEO and CFO George O’Leary said, “We believe our results demonstrate the resilience of our business model and the effectiveness of our strategic pivot to solar retrofit solutions. We see the €60.6 million profit and successful exit from insolvency mark as a key turning point for Sono, setting the stage for sustainable growth.”

The Company remains committed to advancing its solar integration technology, providing scalable solutions for the transportation sector and reducing dependence on fossil fuels.

For more information about Sono Group N.V., Sono Motors GmbH and their solar solutions, visit sonogroupnv.com and sonomotors.com.

END

ABOUT SONO GROUP N.V.

Sono Group N.V. (OTCQB: SEVCF) and its wholly-owned subsidiary Sono Motors GmbH are on a pioneering mission to accelerate the revolution of mobility by making every commercial vehicle solar. Our disruptive solar technology has been developed to enable seamless integration into all types of commercial vehicles to reduce the impact of CO2 emissions and pave the way for climate-friendly mobility.

CONTACT:

Press:
press@sonomotors.com | ir.sonomotors.com/news-events

Investors:
ir@sonomotors.com | ir.sonomotors.com

LinkedIn:
https://www.linkedin.com/company/sonogroupnv

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of the Company and Sono Motors (together, the “companies”). Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the companies’ actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our ability to access the unfunded portion of the investment from YA II PN, Ltd. (“Yorkville”), including our ability to successfully comply with the agreements related thereto and the absence of any termination event or any event of default; our ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties in light of the performance and credit risks associated with our constrained liquidity position and capital structure; our status as a foreign private issuer under the Securities Exchange Act of 1934; our ability to comply with OTCQB continuing standards, as well as our ability to have our shares admitted to trading on a national stock exchange, including the Nasdaq Capital Market, in the future; our ability to enter into a definitive agreement with Yorkville with respect to the conversion of outstanding debt into equity through the issuance of preferred shares; our ability to achieve our stated goals; our strategies, plan, objectives and goals, including, among others, the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles; our ability to raise the additional funding required beyond the investment from Yorkville to further develop and commercialize our solar technology and business as well as to continue as a going concern. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F, which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.